UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )

FRONT YARD RESIDENTIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

35904G107
(CUSIP Number)

Bradley W. Craig 1195 Bangtail Way Steamboat Springs, Colorado 80487 (970) 457-4340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 19, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35904G107		Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT COMPANY, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,682,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,682,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,682,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)	This amount includes 1,000,000 Shares (as defined herein) that the Reporting Persons have the right to acquire upon exercise of the Call Option (as defined in Item 6 herein).
(2)
This percentage is based on a total of 58,747,146 Shares outstanding as of August 3, 2020, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 10, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,682,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,682,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,682,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This amount includes 1,000,000 Shares that the Reporting Persons have the right to acquire upon exercise of the Call Option.
(2)	This percentage is based on a total of 58,747,146 Shares outstanding as of August 3, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 11, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
DEER PARK ROAD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,682,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,682,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,682,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)	This amount includes 1,000,000 Shares that the Reporting Persons have the right to acquire upon exercise of the Call Option.
(2)	This percentage is based on a total of 58,747,146 Shares outstanding as of August 3, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 11, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
MICHAEL CRAIG-SCHECKMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,682,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,682,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,682,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount includes 1,000,000 Shares that the Reporting Persons have the right to acquire upon exercise of the Call Option.
(2)	This percentage is based on a total of 58,747,146 Shares outstanding as of August 3, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 11, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
AGATECREEK LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,682,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,682,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,682,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)	This amount includes 1,000,000 Shares that the Reporting Persons have the right to acquire upon exercise of the Call Option.
(2)	This percentage is based on a total of 58,747,146 Shares outstanding as of August 3, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 11, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS
SCOTT EDWARD BURG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,682,494 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,682,494 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,682,494 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)	This amount includes 1,000,000 Shares that the Reporting Persons have the right to acquire upon exercise of the Call Option.
(2)	This percentage is based on a total of 58,747,146 Shares outstanding as of August 3, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 11, 2020.

SCHEDULE 13D

CUSIP No. 35904G107		Page 8 of 12 Pages

Item 1.	Source and Amount of Funds or Other Considerations

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.01 per share (the “Shares”), of Front Yard Residential Corporation (the “Issuer” or the “Company”), whose principal executive offices are 5100 Tamarind Reef, Christiansted, United States Virgin Islands 00820.

Item 2.	Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Deer Park Road Management Company, LP (“Deer Park”);
ii) Deer Park Road Management GP, LLC (“DPRM”);
iii) Deer Park Road Corporation (“DPRC”);
iv) Michael Craig-Scheckman (“Mr. Craig-Scheckman”);
v) AgateCreek LLC (“AgateCreek”); and
vi) Scott Edward Burg (“Mr. Burg”).

This Schedule 13D relates to Shares held for the account of STS Master Fund, Ltd. (the “STS Master Fund”), which is an exempted company organized under the laws of the Cayman Islands. Deer Park serves as investment adviser to the STS Master Fund and, in such capacity, exercises voting and investment power over the Shares held in the account for the STS Master Fund. DPRM is the general partner of Deer Park. Each of DPRC and AgateCreek is a member of DPRM. Mr. Craig-Scheckman is the Chief Executive Officer of each of Deer Park and DPRC and the majority owner of DPRC. Mr. Burg is the Chief Investment Officer of Deer Park and the sole member of AgateCreek. Set forth in Annex A to this Schedule 13D are the names, business address, present principal occupation or employment and citizenship of each director and executive officer of DPRC.

The address of the principal business office of each of the Reporting Persons is 1195 Bangtail Way, Steamboat Springs, Colorado 80487. Deer Park is a limited partnership incorporated in Delaware; DPRM is a limited liability company incorporated in Delaware; DPRC is a Delaware corporation; Mr. Craig-Scheckman is a citizen of the United States of America; AgateCreek is a limited liability company incorporated in Colorado; and Mr. Burg is a citizen of the United States of America.

(d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons identified in Annex A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On June 4, 2019, Deer Park and Mr. Burg, without admitting or denying any alleged violation, entered into a settlement with the Securities and Exchange Commission (the "SEC") resolving an investigation into Deer Park’s policies and procedures pertaining to its valuation of fund assets. Under the terms of the settlement: (i) Deer Park agreed to pay a civil money penalty of $5 million and Mr. Burg agreed to pay a civil money penalty of $250,000; (ii) Deer Park was censured; (iii) each Deer Park and Mr. Burg agreed to cease and desist from committing or causing any violations or any future violations of Section 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder; and (iv) Deer Park undertook to conclude its work with an independent compliance consultant (the “Consultant”), whom Deer Park hired during the SEC’s investigation to conduct a comprehensive review of Deer Park’s policies and procedures for valuing assets in its private funds and processes for complying with GAAP in such valuations. Deer Park has adopted and implemented all of the recommendations in the Consultant’s final report.

SCHEDULE 13D

CUSIP No. 35904G107		Page 9 of 12 Pages

Item 3.	Source and Amount of Funds or Other Considerations

The funds used for the purchase of the Shares and Call Option reported herein by the Reporting Persons were the working capital of the STS Master Fund, which may have included margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares and Call Option reported herein. A total of approximately $76,373,000, including commissions, was paid to acquire the Shares and Call Option reported herein.

Item 4.	Purpose of the Transaction

On October 19, 2020, the Company announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Pretium Midway Holdco, LP (“Pretium”) and Midway Acquisition Co REIT, a wholly owned subsidiary of Pretium (“Merger Sub”), pursuant to which the Company will, subject to the satisfaction or waiver of the conditions of the Merger Agreement, merge with and into Merger Sub, with Merger Sub surviving the merger and becoming a wholly owned subsidiary of Pretium (the “Merger”). Under the terms of the Merger Agreement, Company Shareholders will receive $13.50 in cash per Share. This summary of the Merger Agreement does not purport to be complete.

In connection with the Merger Agreement, Pretium and the STS Master Fund entered into a Voting and Support Agreement dated October 19, 2020 (the “Voting Agreement”), pursuant to which STS Master Fund, acting through the Reporting Persons, agreed to vote the 7,682,494 Shares of which it is a record owner, plus the additional 1,000,000 Shares that the Reporting Persons have the right to acquire upon exercise of the Call Option, of which Reporting Persons are the beneficial owner within the meaning of Rule 13d-3 under the Act, (collectively, the “Covered Securities”) in favor of the Merger, among other things. Under the Voting Agreement, STS Master Fund, acting through the Reporting Persons also agreed to not, directly or indirectly, cause or permit any transfer of the Covered Securities, or any transfer of voting rights to the Covered Securities, to be effected.  The foregoing obligations continue until the earlier of: (i) the date on which the Merger Agreement is validly terminated in accordance with its terms; (ii) the date upon which the Merger becomes effective; or (iii) May 19, 2021. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit D to this Schedule 13D and is incorporated herein by reference.

The Merger transaction contemplated by the Voting Agreement, if consummated, will result in certain or all of the matters referred to in paragraphs (a) through (j), inclusive of the instruction to Item 4 of Schedule 13D. The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to the federal securities laws and the terms of the Voting Agreement: (i) acquire additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to the Merger or the Issuer’s general operations, governance and control; and (iv) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

SCHEDULE 13D

CUSIP No. 35904G107		Page 10 of 12 Pages

Item 5.	Interest in the Securities of the Issuer

(a, b) As of the date hereof, each of Deer Park, DPRM, DPRC, Mr. Craig-Scheckman, AgateCreek and Mr. Burg may be deemed to be the beneficial owner of 8,682,494 Shares held for the account of STS Master Fund (approximately 14.8% of the total number of Shares outstanding). This amount consists of 7,682,494 Shares and 1,000,000 Shares that the Reporting Persons have the right to acquire upon exercise of the Call Option.

The beneficial ownership percentage is based on a total of 58,747,146 Shares outstanding as of August 3, 2020, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 11, 2020.

(c) This Item 5(c) is not applicable.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 is incorporated by reference herein.

STS Master Fund is the long party to a listed call option that gives the Reporting Persons the right to acquire 1,000,000 Shares at an exercise price of $10.00 per Share (the “Call Option”). The Call Option expires on December 18, 2020.

In connection with filing this Schedule 13D jointly, pursuant to Rule 13d-1(k)(1) under the Act, the Reporting Persons entered into a Joint Filing Agreement, dated February 14, 2020, which is filed as Exhibit A to this Schedule 13D and is incorporated by reference herein. Except as described herein and in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement (incorporated herein by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on February 14, 2020)

Exhibit B:	Power of Attorney for Michael Craig-Scheckman (incorporated herein by reference to Exhibit B to the Schedule 13G filed by the Reporting Persons on February 14, 2020)

Exhibit C:	Power of Attorney for Scott Edward Burg (incorporated herein by reference to Exhibit C to the Schedule 13G filed by the Reporting Persons on February 14, 2020)

Exhibit D:	Voting and Support Agreement, dated October 19, 2020, by and between Pretium Midway Holdco, L.P. and STS Master Fund

SCHEDULE 13D

CUSIP No. 35904G107		Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEER PARK ROAD MANAGEMENT COMPANY, LP
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC
By:	Deer Park Road Corporation, its managing member
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

DEER PARK ROAD CORPORATION
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman, Chief Executive Officer of Deer Park Road Corporation

MICHAEL CRAIG-SCHECKMAN
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Michael Craig-Scheckman

AGATECREEK LLC
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg, Sole Member of AgateCreek LLC

SCOTT EDWARD BURG
By:	/s/ Bradley W. Craig
Name:	Bradley W. Craig
Title:	Attorney-in-fact for Scott Edward Burg

October 22, 2020

SCHEDULE 13D

CUSIP No. 35904G107		Page 12 of 12 Pages

Annex A

Directors and Executive Officers of Deer Park Road Corporation

Name and Title	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Michael Craig-Scheckman - Director	1195 Bangtail Way Steamboat Springs, CO 80487	Chief Executive Officer of Deer Park Road Management Company, LP	USA

Brad Craig - Director	1195 Bangtail Way Steamboat Springs, CO 80487	Chief Operating Officer of Deer Park Road Management Company, LP	USA

Executive Officers

Michael Craig-Scheckman - President, Secretary	1195 Bangtail Way Steamboat Springs, CO 80487	Chief Executive Officer of Deer Park Road Management Company, LP	USA

Brad Craig - Vice President, Treasurer	1195 Bangtail Way Steamboat Springs, CO 80487	Chief Operating Officer of Deer Park Road Management Company, LP	USA

Exhibit D	Execution Version

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (“Agreement”) is entered into as of October 19, 2020, by and between Pretium Midway Holdco, LP, a Delaware limited partnership (“Parent”), and the holder of Common Stock (as defined below) identified on the signature page hereto (“Stockholder”).

RECITALS

A. Stockholder is a holder of record and/or the “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of certain shares of common stock, par value $0.01 per share (the “Common Stock”), of Front Yard Residential Corporation, a Maryland Corporation (the “Company”).

B. Parent, Midway Acquisition Co REIT, a wholly owned subsidiary of Parent (“Merger Sub”) and the Company are entering into an Agreement and Plan of Merger of even date herewith (such agreement, as it may be amended, the “Merger Agreement”), which provides (subject to the conditions set forth therein) for, among other things, the merger (the “Merger”) of the Company with and into Merger Sub, with Merger Sub as the surviving company in the Merger.

C. Stockholder is entering into this Agreement in order to induce Parent to enter into the Merger Agreement and cause the Merger to be consummated.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. CERTAIN DEFINITIONS

For purposes of this Agreement:

(a) Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement.

(b) “Covered Securities” shall mean the number of shares of Common Stock set forth on Schedule 1 hereto.

(c) “Expiration Date” shall mean the earlier of: (i) the date on which the Merger Agreement is validly terminated in accordance with its terms; (ii) the date upon which the Merger becomes effective or (iii) May 19, 2021.

(d) A Stockholder shall be deemed to “Own” or to have acquired “Ownership” of a security if Stockholder: (i) is the record owner of such security; or (ii) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

(e) “Subject Securities” shall mean: (i) all securities of the Company (including all shares of Common Stock, options, warrants, restricted stock units and other rights to acquire shares of Common Stock) Owned by Stockholder as of the date of this Agreement; and (ii) all additional securities of the Company (including all additional shares of Common Stock, options, warrants, restricted stock units and other rights to acquire shares of Common Stock) of which Stockholder acquires Ownership during the Voting Period.

(f) A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, assigns, pledges, encumbers, grants an option with respect to, transfers or disposes of such security, or any interest in such security, to any Person other than Parent or Merger Sub; (ii) enters into an agreement or commitment (whether or not in writing) contemplating the possible sale of, assignment of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein to any Person other than Parent or Merger Sub; or (iii) reduces such Person’s beneficial ownership of, interest in or risk relating to such security.

(g) “Voting Period” shall mean the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date.

SECTION 2. TRANSFER OF COVERED SECURITIES AND VOTING RIGHTS

2.1 Restriction on Transfer of Covered Securities. Subject to Section 2.3, during the Voting Period, Stockholder shall not, directly or indirectly, cause or permit any Transfer of any of the Covered Securities to be effected. Without limiting the generality of the foregoing, during the Voting Period, Stockholder shall not tender, agree to tender or permit to be tendered any of the Covered Securities in response to or otherwise in connection with any tender or exchange offer.

2.2 Restriction on Transfer of Voting Rights. During the Voting Period, Stockholder shall not: (a) deposit any of the Covered Securities into a voting trust; (b) grant any proxy with respect to any of the Covered Securities; or (c) other than this Agreement, enter into any tender, voting or other similar agreement or arrangement, with respect to any of the Covered Securities.

2.3 Permitted Transfers. Section 2.1 shall not prohibit a Transfer of Covered Securities by Stockholder: (a) if Stockholder is an individual (i) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or (ii) upon the death of Stockholder, to any member of Stockholder’s immediate family, or to a trust for the benefit of any member of Stockholder’s immediate family; or (b) if Stockholder is not an individual, to one or more partners or members of Stockholder or to an affiliated entity under common control with Stockholder; provided, however, that a Transfer referred to in this sentence shall be permitted only if, (x) as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement, and (y) such Transfer is effected no later than three Business Days prior to the scheduled date of the Company Stockholders Meeting (or any adjournment or postponement thereof) and does not delay, hinder or impede (A) the timely voting of the Covered Securities in accordance with Section 3.1 or (B) the consummation of the Merger. For the avoidance of doubt, Stockholder may exercise any options Owned by Stockholder that entitle Stockholder to acquire Covered Securities during the Voting Period.

2.4 Other Restrictions. During the Voting Period, Stockholder shall not take any action that would make any representation or warranty of Stockholder contained herein untrue or incorrect in any material respect or in any way restrict, limit or interfere with the performance of any of Stockholder’s obligations under this Agreement or the transactions contemplated hereby or by the Merger Agreement, or seek to do or solicit any of the actions prohibited in this Section 2, and agrees to notify Parent promptly, and to provide all details requested by Parent, if Stockholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

SECTION 3. VOTING OF SHARES

3.1 Voting Covenant. Stockholder hereby agrees that, during the Voting Period, at any meeting of the stockholders of the Company (and at every adjournment or postponement thereof), however called, and in any written action by consent of the stockholders of the Company, Stockholder shall cause the Covered Securities to be voted (including via proxy):

(a) in favor of (i) the Merger, (ii) each of the other actions contemplated by the Merger Agreement and (iii) any action in furtherance of any of the foregoing;

(b) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of the Company in the Merger Agreement; and

(c) against the following actions (other than the Merger): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its Subsidiaries; (ii) any sale, lease, sublease, license, sublicense or transfer of a material portion of the properties, rights or other assets of the Company or any of its Subsidiaries; (iii) any reorganization, recapitalization, dissolution or liquidation of the Company or any of its Subsidiaries; (iv) any change in the board of directors of the Company; (v) any amendment to the Company’s certificate of incorporation or bylaws or other charter or organizational documents; (vi) any material change in the capitalization of the Company or the Company’s corporate structure; and (vii) any other action which is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger.

3.2 Other Voting Agreements.

(a) During the Voting Period, Stockholder shall not (i) enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with clause “(a),” clause “(b)” or clause “(c)” of Section 3.1, or (ii) grant a proxy or power of attorney with respect to any of the Covered Securities that is inconsistent with this Agreement, or otherwise take any other action with respect to any of the Covered Securities that would prevent the performance of any of Stockholder’s obligations hereunder or any of the actions contemplated hereby.

(b) During the Voting Period, at every meeting of the stockholders of the Company (and at every adjournment or postponement thereof), however called, Stockholder shall be represented in person or by proxy at such meeting in order for the Covered Securities to be counted as present for purposes of establishing a quorum.

SECTION 4. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

Stockholder hereby represents and warrants to Parent as follows:

4.1 Authorization, etc. Stockholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform Stockholder’s obligations hereunder. This Agreement has been duly executed and delivered by Stockholder and constitutes legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with its terms, subject to: (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of Law governing specific performance, injunctive relief and other equitable remedies. If Stockholder is a corporation, then Stockholder is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was organized. If Stockholder is a general or limited partnership, then Stockholder is a partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was organized. If Stockholder is a limited liability company, then Stockholder is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was organized. Stockholder has reviewed and understands the terms of this Agreement, and Stockholder has consulted and relied upon Stockholder’s counsel in connection with this Agreement.

4.2 No Conflicts or Consents.

(a) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not: (i) conflict with or violate any Law or Order applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is or may be bound or affected; or (ii) result in or constitute (with or without notice or lapse of time) any breach of or default under, or give to any other Person (with or without notice or lapse of time) any right of termination, amendment, acceleration or cancellation of, or result (with or without notice or lapse of time) in the creation of any Lien on any of the Subject Securities pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s Affiliates or properties is or may be bound or affected.

(b) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, require any consent of any Person.

4.3 Title to Securities. As of the date of this Agreement: (a) Stockholder holds of record (free and clear of any Liens) the number of outstanding shares of Common Stock set forth under the heading “Shares of Common Stock

Held of Record” on the signature page hereof; (b) Stockholder Owns the additional securities of the Company set forth under the heading “Additional Securities Beneficially Owned” on the signature page hereof; and (c) Stockholder does not directly or indirectly Own any shares of capital stock or other securities of the Company (including all shares of Common Stock, options, warrants, restricted stock units and other rights to acquire shares of Common Stock) or other right to acquire (by purchase, conversion or otherwise) any shares of capital stock or other securities of the Company, other than the shares, options, warrants, restricted stock units and other rights set forth on the signature page hereof.

4.4 Accuracy of Representations. The representations and warranties contained in this Agreement are accurate and complete in all respects as of the date of this Agreement, and will be accurate in all respects at all times through and including the Expiration Date as if made as of any such time or date.

SECTION 5. MISCELLANEOUS

5.1 Stockholder Information. Stockholder hereby agrees to permit Parent and Merger Sub to publish and disclose in any press release, the Proxy Statement and any other filing or disclosure required under the Exchange Act or otherwise required in connection with the Merger Agreement and the transactions contemplated thereby, including the Merger, identity and ownership of shares of Common Stock and other Subject Securities and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement).

5.2 No Solicit. During the Voting Period, Stockholder shall not directly or indirectly, and shall ensure that each of Stockholder’s Representatives does not directly or indirectly: (a) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (b) enter into, engage in, continue or participate in any discussions or negotiations with any Person (A) regarding any Acquisition Proposal or (B) that would reasonably be expected to lead to any Acquisition Proposal; (c) provide any information or data concerning the Company or any of its Subsidiaries to any Person in connection with, or that would reasonably be expected to lead to, any Acquisition Proposal; (d) support or endorse any Acquisition Proposal; (e) take any action that is reasonably determined by Parent to suggest that Stockholder no longer supports the Merger; or (f) agree or publicly propose to take any of the actions referred to in this Section 5.2 or otherwise prohibited by this Agreement.

5.3 No Legal Action. Stockholder shall not, and shall direct its Representatives not to, bring, commence, institute, maintain, voluntarily aid or prosecute any claim, appeal or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, or (b) alleges that the execution and delivery of this Agreement by Stockholder breaches any duty that such Stockholder has (or may be alleged to have) to the Company or to the other holders of Common Stock.

5.4 Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Common Stock” and “Covered Securities” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

5.5 Reliance. Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Stockholder’s execution and delivery of this Agreement and compliance with the terms hereof.

5.6 Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements made by Stockholder in this Agreement, and Parent’s rights and remedies with respect thereto, shall survive the Expiration Date.

5.7 Further Assurances; Notice of Certain Events. From time to time and without additional consideration, Stockholder shall execute and deliver, or cause to be executed and delivered, such additional transfers, assignments, endorsements, proxies, consents and other instruments, and shall take such further actions, as Parent may reasonably request for the purpose of carrying out and furthering the intent of this Agreement. Stockholder shall notify Parent in writing promptly of (a) any fact, event or circumstance that would constitute a breach of the representation and warranties of Stockholder under this Agreement, or (b) the receipt by Stockholder of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with this Agreement.

5.8 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

5.9 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) upon transmission, if sent by email (provided no “bounceback” or notice of non-delivery is received) and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Stockholder:

at the address set forth on the signature page hereof; and

if to Parent:

Pretium Midway Holdco, LP
c/o Pretium Partners, LLC
810 Seventh Avenue, 24th Floor
New York, NY 10019
Attn: Legal & Compliance
E-mail: legal@pretium.com

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
1501 K Street, N.W.
Washington, D.C. 20005
Attention:  Karen Dewis
Email:  kdewis@sidley.com

5.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

5.11 Entire Agreement. This Agreement, the Merger Agreement and any other documents delivered by the parties in connection herewith constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings between the parties with respect thereto.

5.12 Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered on behalf of Parent and Stockholder.

5.13 Assignment; Binding Effect; No Third Party Rights. Except as provided herein, including pursuant to Section 2.3, neither this Agreement nor any of the interests or obligations hereunder may be assigned or delegated by Stockholder, and any attempted or purported assignment or delegation of any of such interests or obligations shall be void. Subject to the preceding sentence, this Agreement shall be binding upon Stockholder and Stockholder’s heirs, estate, executors and personal representatives and Stockholder’s successors and assigns, and shall inure to the benefit of Parent and its successors and assigns. Without limiting any of the restrictions set forth in Section 2, Section 3 or elsewhere in this Agreement, this Agreement shall be binding upon any Person to whom any Covered Securities are Transferred. Nothing in this Agreement is intended to confer on any Person (other than Parent, Merger Sub and their successors and assigns) any rights or remedies of any nature.

5.14 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the specific terms or were otherwise breached. Stockholder agrees that, in the event of any breach or threatened breach by Stockholder of any covenant or obligation contained in this Agreement, Parent shall be entitled, without any proof of actual damage (and in addition to any other remedy that may be available to it, including monetary damages) to obtain: (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation; and (b) an injunction restraining such breach or threatened breach. Stockholder further agrees that neither Parent nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.14, and Stockholder irrevocably waives any right Stockholder may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5.15 Non-Exclusivity. The rights and remedies of Parent under this Agreement are not exclusive of or limited by any other rights or remedies which it may have, whether at law, in equity, by contract or otherwise, all of which shall be cumulative (and not alternative). Without limiting the generality of the foregoing, the rights and remedies of Parent under this Agreement, and the obligations and liabilities of Stockholder under this Agreement, are in addition to their respective rights, remedies, obligations and liabilities under common law requirements and under applicable Law.

5.16 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, the rights and obligations of the parties hereto under this Agreement, and any disputes arising under or relating to this Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of Delaware without regard to the conflict of law principles thereof.

(b) Each of the parties (i) irrevocably submits exclusively to the jurisdiction of the Chancery Courts of the State of Delaware (the “Chancery Court”) or, if the Chancery Court declines jurisdiction, any other Delaware state court, and the federal courts of the United States of America, in each case, located in New Castle County in the State of Delaware (collectively, “Chosen Courts”) in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Proceeding by or before any Governmental Entity relating to this Agreement or any of the transactions contemplated hereby in any court other than the Chosen Courts, (iv) waives any objection that it may now or hereafter have to the venue of any such Proceeding in the Chosen Courts or that such Proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 5.9. Each of the parties hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 5.9 shall be effective service of process for any Proceeding in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing in this Section 5.16(b), a party may commence any legal action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY

RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.16.

5.17 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

5.18 Captions. The captions contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

5.19 Attorneys’ Fees. If any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

5.20 Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim available to Parent arising out of this Agreement, or any power, right, privilege or remedy of Parent under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

5.21 Independence of Obligations. The covenants and obligations of Stockholder set forth in this Agreement shall be construed as independent of any other Contract between Stockholder, on the one hand, and the Company or Parent, on the other. The existence of any claim or cause of action by Stockholder against the Company or Parent shall not constitute a defense to the enforcement of any of such covenants or obligations against Stockholder. Nothing in this Agreement shall limit any of the rights or remedies of Parent under the Merger Agreement, or any of the rights or remedies of Parent or any of the obligations of Stockholder under any agreement between Stockholder and Parent or any certificate or instrument executed by Stockholder in favor of Parent, and nothing in the Merger Agreement or in any other such agreement, certificate or instrument, shall limit any of the rights or remedies of Parent or any of the obligations of Stockholder under this Agreement.

5.22 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections” and “Exhibits” are intended to refer to Sections of this Agreement and Exhibits to this Agreement, and the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

Pretium Midway Holdco, LP

By:	Pretium Midway GP, LP, a Delaware limited partnership, its general partner

By:	Pretium REO GP, LLP, a Delaware limited liability partnership, its general partner

By:	/s/ Jon Ezrow

Name:	Jon Ezrow

Title:	Authorized Signatory

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

STS MASTER FUND, LTD.

/s/ Robert Schwartz
Signature

Robert Schwartz, General Counsel

Address: c/o Deer Park Road Management Co. 1195 Bangtail Way Steamboat Springs, CO 80487 Compliance@Deerparkrd.com

SIGNATURE PAGE TO VOTING AND SUPPORT AGREEMENT

SCHEDULE 1

COVERED SECURITIES

7,682,494 shares of Common Stock directly owned

1,000,000 shares of common stock beneficially owned